[SCOLR Letterhead]

May 18, 2010

VIA EDGAR

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SCOLR Pharma, Inc.
Registration Statement on Form S-3
Filed April 29, 2010
File No. 333-166399

Dear Mr. Riedler:

We are writing in response to the comment set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 10, 2010 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of SCOLR Pharma, Inc. (the “Company”).

For your convenience, we have reproduced the Staff’s comment below and provided our response.

Form S-3 filed April 29, 2010

Incorporation of Certain Documents by Reference, page 20

1. We note that the list of documents to be incorporated by reference into the filing does not incorporate by reference the Company’s Form 8-K (Item 8.01) filed March 16, 2010. Please revise the list on page 20 to include this filing.

We have revised this list and have submitted an amendment to the Registration Statement through EDGAR. We have included in the list our Current Report on Form 8-K filed March 16, 2010. Additionally, we have removed from the list our Current Reports on Form 8-K furnished to the Commission on April 28, 2010 and April 29, 2010 (Items 7.01 and 2.02, respectively), as the contents of such reports are not deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not intended to be incorporated in the Registration Statement, as contemplated by General Instruction B.2 of Form 8-K. Finally, we have added to the list a Current Report on Form 8-K subsequently filed by the Company on May 6, 2010.

Please contact Peter B. Cancelmo, of Garvey Schubert Barer, the Company’s outside counsel, at 206-816-1332, or the undersigned at 425-368-1052, if you wish to discuss the Company’s response to the Comment Letter.

Sincerely,

/s/ Richard M. Levy
Richard M. Levy
Chief Financial Officer
SCOLR Pharma, Inc.

cc:	Bruce A. Robertson
Peter B. Cancelmo